SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 1-14537

NOTIFICATION OF LATE FILING

(Check One):     ☑   Form 10-K     ☐   Form 11-K     ☐   Form 20-F     ☐   Form 10-Q     ☐   Form N-SAR

For Period Ending:       December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 11-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 20-K

For the Transition Period Ended: N/A

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	Lodgian, Inc.

Former name if applicable:	N/A

Address of principal executive office (Street and Number):		3445 Peachtree Road, N.E.
Suite 700
Atlanta, Georgia 30326

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)    ☑

(a) The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expenses;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     The Company was unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for of the fiscal year ended December 31, 2004 within the prescribed time period because it is in the process of responding to comments received from the staff of the Securities and Exchange Commission (the “SEC”) as part of the SEC’s review of the Company’s Form S-3 registration statement and amendments thereto, including comments the Company received from the SEC staff on March 16, 2005. The comments received impact disclosures being made in the Annual Report on Form 10-K for the fiscal year ended December 31, 2004; therefore, the Company has been unable to complete the Form 10-K. The Company anticipates filing the Form 10-K on or before March 31, 2005.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Daniel E. Ellis, Senior Vice President and General Counsel	(404) 364-9000

(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                     ☑ Yes   ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     ☑ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     Attached as Attachment A is the Company’s March 10, 2005 press release reporting results for the fourth quarter and year ended 2004.

Lodgian, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed in its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By:	/s/ Daniel E. Ellis
Daniel E. Ellis
Senior Vice President and General Counsel

ATTACHMENT A

For Immediate Release
Contact:
Debi Ethridge	Jerry Daly or Carol McCune
Vice President, Finance & Investor Relations	Daly Gray Public Relations (Media)
dethridge@lodgian.com	jerry@dalygray.com
(404) 365-2719	(703) 435-6293

Lodgian Reports Fourth Quarter and Year 2004 Results

     ATLANTA, Ga., March 10, 2005—Lodgian, Inc. (AMEX: LGN), one of the nation’s largest independent owners and operators of full-service hotels, reported results for the fourth quarter and year ended December 31, 2004.

	4Q 2004*	4Q 2003*	% Change	Year 2004*	Year 2003*	% Change
Rooms revenue - Continuing Operations	$52,253	$52,089	0.3%	$238,946	$229,519	4.1%
Total revenue - Continuing Operations	$74,166	$73,456	1.0%	$322,109	$311,414	3.4%
Loss from continuing operations	$(11,070)	$(17,028)	35.0%	$(35,846)	$(27,074)	-32.4%
(Loss)/income from discontinued operations	$(2,694)	$522	-616.1%	$4,012	$(4,603)	187.2%
Net loss attributable to common stock	$(13,764)	$(16,506)	16.6%	$(31,834)	$(39,271)	18.9%
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$2,520	$1,705	47.8%	$49,547	$39,052	26.9%
Adjusted EBITDA	$9,675	$12,950	-25.3%	$59,695	$57,242	4.3%

*	In thousands

Continuing Operations include two hotels in Florida that are closed due to hurricane damage.

Adjusted EBITDA is EBITDA excluding the effects of certain charges such as pre-emergence reorganization expenses, post-emergence Chapter 11 expenses included in corporate and other on our consolidated statement of operations, impairment losses and casualty losses for damage caused to properties by hurricanes.

     For the year 2004, EBITDA (a non-GAAP measure) rose to $49.5 million, which included $10.2 million of hurricane damage, impairment losses and reorganization-related charges, up from $39.1 million in 2003, which included $18.1 million in impairment losses and reorganization-related charges. Adjusted EBITDA increased to $59.7 million from $57.2 million.

     The company has submitted business interruption claims for September through December 2004 in the amount of $2.1 million for two hotels in Florida that closed as a result of hurricane damage. The recovery of any portion of these claims is not reflected in the 2004 financial results as these claims are subject to negotiation with the company’s insurance carriers.

     In the fourth quarter, the company reported $0.3 million of casualty losses and repair expenses related to hurricane damage at eight of its hotels in Florida and South Carolina, bringing the total for the year to $2.3 million. Two of the company’s hotels — the Crowne Plaza West Palm Beach, Fla. and the Holiday Inn Melbourne, Fla. — remain closed. Room revenue displacement at these two hotels was $2.2 million for the fourth quarter and $2.7 million for the full year. Due to hurricane warnings and damage, the other six impacted hotels had displaced room revenues of $0.5 million with an estimated impact on operating results of $0.3 million for the full year.

     The company is recognizing expenses related to hurricane damage repairs as these expenses are incurred at all eight damaged hotels. For the year ended December 31, 2004, the company incurred $1.9 million in hurricane clean-up and repair costs, wrote off damaged assets with a net book value of $3.7 million, and recorded $3.3 million as an insurance receivable to cover a portion of these repairs and asset replacements, net of insurance deductibles, which resulted in a net casualty loss of $2.3 million. Upon completion of all claims, the proceeds the company will receive for the hurricane losses will be reduced by the aggregate deductible of $3.1 million on six of its hotels, plus an as-yet-to-be-determined amount for repairs and upgrades not covered by insurance. In addition, the company incurred repair expenses at two other hotels which did not meet the deductible.

     During 2004, 16 hotels were under renovation, causing additional displacement of $2.6 million of total revenues.

     Also impacting 2004 results were Sarbanes-Oxley compliance costs, which were $1.4 million for the full year.

     “Following one of the most challenging periods in the lodging industry’s history, we have moved into a strong, multi-year recovery,” said W. Thomas Parrington, president and chief executive officer. “Business travel demand has continued to improve, and is augmented by the leisure sector which has remained strong. These improving fundamentals and an expanding U.S. economy, combined with the positive effects of our completed renovations, allowed us to report solid results for a very difficult year filled with more challenges than we had anticipated.

     “These results were achieved in spite of reduced occupancy due to displacement at hotels that were undergoing renovations and despite the temporary closure and disruption of business at eight of our properties damaged by hurricanes in the third quarter.”

     For the 2004 fourth quarter, revenue per available room (RevPAR) at the company’s continuing operations hotels, excluding the two temporarily closed Florida hotels, rose 4.9 percent, as occupancy increased 0.6 percent and average daily rate (ADR) improved 4.3 percent, compared to the 2003 fourth quarter. Full year RevPAR, also excluding the two temporarily closed hotels, rose 4.8 percent, on a 1.9 percent increase in occupancy and a 2.9 percent rise in ADR.

     “For the year, we made measurable progress in a number of key areas:

•	We completed 16 hotel renovations in 2004, spending $35.2 million on our continuing operations hotels, and expect to wind up our three-year, $110-million-plus program during 2005, after which our portfolio will be in good competitive condition;

•	We sold 11 properties and two land parcels in 2004 for total net proceeds of $41.7 million, of which we used $37.4 million to reduce our debt. There are currently eight hotels and one land parcel on our list of assets held for sale;

•	We completed a one-for-three reverse stock split and a common stock offering, a portion of the proceeds of which were used to redeem our Series A preferred shares, resulting in annual savings of approximately $17 million in preferred dividend interest expense;

•	We refinanced our mortgage debt, fixing the interest rate and lengthening the maturity on a substantial portion of our debt.”

Renovation Program

     Parrington noted that, as anticipated, the company’s renovation program had a short-term, negative impact on fourth quarter earnings. “We spent approximately $9.7 million on capital improvements in the 2004 fourth quarter, excluding hurricane repairs, which increased displacement at the affected hotels to $0.4 million in room revenues and $0.3 million in operating profits. We had expected to complete the program in the 2005 first quarter, but as a result of last fall’s hurricanes, which damaged eight of our properties, we diverted some resources to more pressing repair issues.

     “For the year, we completed major renovations at 16 of our hotels, bringing to 34 the number of properties that have completed significant upgrades in the past three years. We have major projects under way at 11 additional hotels. Going forward, we will maintain our hotels on a more normal five-to-seven year cycle of refurbishment, which will be completed on a phased, scheduled basis.

     “Our properties that were renovated in 2003 and 2004 experienced improved occupancy and much stronger average daily rates,” Parrington said. “As we complete our renovation programs, we anticipate our occupancy and ADR performance will continue to improve. We continue to look for ways to control expenses and maximize profitability at our hotels, taking advantage whenever possible of the operating synergies and economies of scale our size affords us. Creating cost and guest service efficiencies at each of our hotels remains a top priority for us.”

     During 2005, Lodgian expects to spend $84.8 million in capital improvements at its continuing operations hotels, which includes $48.0 million for hurricane repairs, much of which is anticipated to be covered by insurance proceeds. This spending will substantially complete its deferred renovations. “Including the additional projects currently under way and planned, we will have refurbished and updated approximately 70 percent of our core hotel properties by the end of 2005,” he added.

Disposition/Acquisition Program

     After selling two hotels in the 2004 fourth quarter, the company continued to execute its hotel disposition strategy in the 2005 first quarter with the sale of two additional hotels for aggregate net proceeds of $6.4 million, which were used to reduce debt. To date, Lodgian has sold a total of 14 hotels, two parcels of land and its only office building under its plan, designed to reduce debt and interest costs, improve the overall quality of its portfolio and position the company to take advantage of the current rebound in the lodging industry. In January, the company identified three additional hotel assets to include in its disposition program. These three properties, with 736 rooms, had a combined 2004 GAAP net loss of $6.1 million, negative EBITDA of $5.0 million and negative Adjusted EBITDA of $0.5 million.

     “Since we announced the program in October 2003, we have reduced debt by approximately $49.2 million to date with proceeds from the sale of these properties. As we continue to wind down our disposition program and reduce our leverage, we also will recycle our sales proceeds into acquisitions that offer higher yields or better long-term growth potential. In December 2004 we acquired the 107-room SpringHill Suites by Marriott in Pinehurst, N.C., and we have additional candidates in our pipeline.”

     The company’s acquisition profile remains primarily upscale, premium-branded, limited-service hotels, with 100 to 250 rooms, in strong suburban and urban markets. To a lesser extent, the company will review smaller upper upscale, full-service hotels, as well. Parrington noted that the company had $36.2 million in cash on hand as of December 31, 2004 for operations, capital expenditures and future growth plans.

Outlook

     “The industry outlook remains very positive for the foreseeable future, supported by solid fundamentals marked by increasing demand and relatively low levels of new supply,” Parrington said. “Most industry analysts are predicting solid RevPAR gains in 2005.

     “We are beginning to see the benefits of our portfolio improvement program at our hotels where renovations were completed in 2003 and 2004. With the finalization of our renovation and repositioning program during 2005, we will be better positioned to take full advantage of the industry’s anticipated growth. With our stronger balance sheet, we have the flexibility to respond to acquisition and other opportunities that we expect will further drive our external growth. We remain quite optimistic about the sustainability of the industry’s current uptrend and the long-term outlook for our industry.”

Guidance

     Two of the company’s most profitable hotels will remain closed until mid-year due to hurricane damage, plus an additional 11 hotels are undergoing, or about to begin, major renovations. As a result, EBITDA and Adjusted EBITDA guidance for 2005 will not be provided. RevPAR for continuing operations, excluding the two hotels in Florida that are closed, is expected to increase 4 to 5 percent in the first quarter of 2005, and 5 to 7 percent for the full year. Both increases are net of the impact of renovation displacement.

Non-GAAP Financial Measures

     The historical non-GAAP financial measures included in this press release are reconciled to the comparable GAAP measures in the schedules attached to this press release.

EBITDA and Adjusted EBITDA

     EBITDA and Adjusted EBITDA are non-GAAP measures and should not be used as a substitute for measures such as net income (loss), cash flows from operating activities, or other measures computed in accordance with GAAP. The company uses EBITDA and Adjusted EBITDA to measure its performance and to assist in the assessment of hotel property values. EBITDA is also a widely used industry measure which Lodgian believes provides pertinent information to investors and is an additional indicator of the company’s operating performance.

     The company defines Adjusted EBITDA as EBITDA excluding the effects of certain charges such as pre-emergence reorganization expenses, post-emergence Chapter 11 expenses included in corporate and other on our consolidated statement of operations, impairment losses and casualty losses for damage caused to Lodgian’s properties by the hurricanes that hit the southeastern United Stated in the third quarter.

About Lodgian

     Lodgian is one of the largest independent owners and operators of full-service hotels in the United States. The company currently manages a portfolio of 84 hotels with 15,858 rooms located in 31 states and Canada. Of the company’s 84-hotel portfolio, 72 are InterContinental Hotels Group brands (Crowne Plaza, Holiday Inn, Holiday Inn Select and Holiday Inn Express) and Marriott brands (Courtyard by Marriott, Fairfield Inn by Marriott, SpringHill Suites by Marriott and Residence Inn by Marriott), and nine are affiliated with four other nationally recognized hospitality brands. Three hotels are independent, unbranded properties. For more information about Lodgian, visit the company’s Website: www.lodgian.com.

Forward-Looking Statements

     This press release includes forward-looking statements related to Lodgian’s operations that are based on management’s current expectations, estimates and projections. These statements are not guarantees of future performance and actual results could differ materially. The words “may,” “should,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “plan,” and similar expressions are intended to identify forward-looking statements. Certain factors are not within the company’s control and readers are cautioned not to put undue reliance on forward-looking statements. These statements involve risks and uncertainties including, but not limited to, the company’s ability to generate sufficient working capital from operations and other risks detailed from time to time in the company’s SEC reports. The company undertakes no obligations to update events to reflect changed assumptions, the occurrence of unanticipated events or changes to future results over time.

LODGIAN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor			Predecessor
			November 23, 2002 to	January 1, 2002 to
	2004	2003	December 31, 2002	November 22, 2002
	(unaudited)
	($ in thousands, except per share data)
Revenues:
Rooms	$238,946	$229,519	$16,902	$220,898

Food and beverage	72,429	70,791	7,415	66,709

Other	10,734	11,104	989	11,660

	322,109	311,414	25,306	299,267

Operating expenses:
Direct:

Rooms	68,054	65,814	6,246	59,378

Food and beverage	51,067	48,686	5,447	46,822

Other	8,029	7,970	880	7,836

	127,150	122,470	12,573	114,036

	194,959	188,944	12,733	185,231
Other operating expenses:
Other hotel operating costs	97,261	91,982	8,883	82,375

Property and other taxes, insurance and leases	21,884	25,014	3,298	20,162

Corporate and other	17,263	20,892	1,801	15,675

Casualty losses	2,313	—	—	—

Depreciation and amortization	27,376	29,761	3,113	40,523

Impairment of long-lived assets	7,416	12,667	—	—

Other operating expenses	173,513	180,316	17,095	158,735

	21,446	8,628	(4,362)	26,496
Other income (expenses):

	Successor			Predecessor
			November 23, 2002 to	January 1, 2002 to
	2004	2003	December 31, 2002	November 22, 2002
	(unaudited)
	($ in thousands, except per share data)
Interest income and other	681	807	14	4,940
Interest expense and other financing costs:

Preferred stock dividend	(9,383)	(8,092)	—	—

Other interest expense	(42,990)	(28,581)	(2,512)	(25,761)

Gain on asset dispositions	—	445	—	—

Loss on preferred stock redemption	(6,063)	—	—	—

(Loss) income before income taxes, reorganization items and minority interests	(36,309)	(26,793)	(6,860)	5,675

Reorganization items	—	(1,397)	—	11,038

(Loss) income before income taxes and minority interests	(36,309)	(28,190)	(6,860)	16,713

Minority interests	691	1,294	147	126

(Loss) income before income taxes — continuing operations	(35,618)	(26,896)	(6,713)	16,839

(Provision) benefit for income taxes — continuing operations	(228)	(178)	(32)	160

(Loss) income from continuing operations	(35,846)	(27,074)	(6,745)	16,999

Discontinued operations:

(Loss) income from discontinued operations before income taxes	4,012	(4,603)	(2,581)	(5,833)

Income tax (provision) benefit	—	—	—	1,200

(Loss) income from discontinued operations	4,012	(4,603)	(2,581)	(4,633)

Net (loss) income	(31,834)	(31,677)	(9,326)	12,366

Preferred stock dividend	—	(7,594)	(1,510)	—

Net (loss) income attributable to common stock	$(31,834)	$(39,271)	$(10,836)	$12,366

Basic and diluted loss per common share:
Net (loss) income attributable to common stock	$(2.30)	$(16.83)	$(4.64)	$0.43

Upon emergence from Chapter 11, the Company adopted fresh start reporting. As a result, all assets and liabilities were restated to reflect fair values. The consolidated financial statements of the new reporting entity (the “Successor”) are not comparable to the reporting entity prior to the Company’s emergence from Chapter 11 (the “Predecessor”).

LODGIAN, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(unaudited)
	($ in thousands, except share data)
ASSETS

Current assets:
Cash and cash equivalents	$36,234	$10,897
Cash, restricted	9,840	7,084
Accounts receivable (net of allowances: 2004 - $684; 2003 - $689)	7,967	8,169

Insurance receivable	3,280	—
Inventories	6,293	5,609
Prepaid expenses and other current assets	17,232	17,068

Assets held for sale	30,528	68,567

Total current assets	111,374	117,394

Property and equipment, net	569,371	563,818
Deposits for capital expenditures	34,787	15,782
Other assets, net	7,775	12,180

	$723,307	$709,174

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$10,957	$7,131
Other accrued liabilities	33,475	31,432
Advance deposits	1,638	1,882
Current portion of long-term liabilities	25,316	16,563

Liabilities related to assets held for sale	30,541	57,948

Total current liabilities	101,927	114,956
Long-term liabilities:
12.25% Cumulative preferred shares subject to mandatory redemption	—	142,177
Other long-term liabilities	393,117	409,115

Total long-term liabilities	393,117	551,292

Total liabilities	495,044	666,248
Minority interests	1,629	2,320
Commitments and contingencies
Stockholders’ equity:
Common stock, $.01 par value, 60,000,000 shares authorized; 24,579,255 and 2,333,591 issued at December 31, 2004 and December 31, 2003, respectively	246	23
Additional paid-in capital	306,943	89,874

Unearned stock compensation	(315)	(508)

Accumulated deficit	(81,941)	(50,107)

Accumulated other comprehensive income	1,777	1,324
Treasury stock, at cost, 7,211 and nil shares at December 31, 2004 and December 31, 2003, respectively	(76)	—

Total stockholders’ equity	226,634	40,606

	$723,307	$709,174

LODGIAN, INC. AND SUBSIDIARIES
Reconciliation of EBITDA and Adjusted EBITDA (non-GAAP measures) with Loss from Continuing Operations (a GAAP measure)

			2002
			Combined
	2004	2003	Period
	(unaudited)
	($ in thousands)
Continuing operations:
(Loss) income from continuing operations	$(35,846)	$(27,074)	$10,254
Depreciation and amortization	27,376	29,761	43,636
Fresh start adjustments	—	—	(33,318)
Interest income	(647)	(486)	(639)
Interest expense	42,990	28,581	28,273
Preferred stock dividends	9,383	8,092	—
Loss on preferred stock redemption	6,063	—	—
Provision (benefit) for income taxes — continuing operations	228	178	(128)

EBITDA from continuing operations	$49,547	$39,052	$48,078

Adjustments to EBITDA:
Post-emergence Chapter 11 expenses, included in corporate and other on our consolidated statement of operations	$457	$4,789	$800
Reorganization expenses	—	1,397	22,278
Impairment loss	7,416	12,667	—
Gain on asset dispositions	—	(445)	—
Casualty losses for damage caused to our properties by the hurricanes that hit the southeastern United States in the third quarter	2,313	—	—
Adjustments to bankruptcy claims reserves	(38)	(218)	—

Adjusted EBITDA from continuing operations	$59,695	$57,242	$71,156

LODGIAN, INC. AND SUBSIDIARIES
QUARTERLY OPERATING DATA

	2004				2003
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(unaudited)				(unaudited)
	($ in thousands)
Revenues:

Rooms	$52,253	$64,805	$64,325	$57,563	$52,089	$62,506	$61,010	$53,914

Food and beverage	19,555	16,950	19,436	16,488	18,800	16,407	18,977	16,607

Other	2,358	2,806	2,816	2,754	2,567	2,841	2,838	2,858

	74,166	84,561	86,577	76,805	73,456	81,754	82,825	73,379

Operating expenses:
Direct:

Rooms	16,355	18,722	16,960	16,018	16,023	17,697	16,730	15,363

Food and beverage	14,225	12,595	12,713	11,534	12,557	12,030	12,365	11,734

Other	1,885	2,095	2,077	1,972	2,178	2,013	1,842	1,938

	32,465	33,412	31,750	29,524	30,758	31,740	30,937	29,036

	41,702	51,149	54,827	47,281	42,698	50,014	51,888	44,343

Other operating expenses:

Other hotel operating costs	23,790	25,577	23,822	24,072	22,546	24,164	22,797	22,475

Property and other taxes, insurance and leases	5,160	5,597	5,376	5,751	5,343	6,087	6,923	6,661

Corporate and other	3,548	4,519	4,782	4,413	4,612	4,235	6,075	5,970

Casualty gains and losses	295	2,019	—	—	—	—	—	—

Depreciation and amortization	6,635	7,066	6,870	6,805	7,194	7,572	7,573	7,422

Impairment of long-lived assets	6,809	607	—	—	11,286	2	1,378	—

Other operating expenses	46,236	45,385	40,850	41,041	50,981	42,060	44,746	42,528

	2004				2003
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(unaudited)				(unaudited)
	($ in thousands)
	(4,535)	5,764	13,977	6,240	(8,283)	7,954	7,142	1,815
Other income (expenses):		—	—	—	—	—	—	—

Interest income and other	360	212	66	43	486	114	124	83
Interest expense and other financing costs:	—	—	—	—	—	—	—	—

Preferred stock dividend		—	(865)	(4,233)	(4,285)	(4,065)	(4,027)	—

Other interest expense	(7,561)	(7,350)	(19,920)	(8,159)	(7,718)	(7,665)	(6,919)	(6,279)

Gain on asset dispositions	—	—	—	—	445	—	—	—

Loss on preferred stock redemption	—	(4,471)	(1,592)	—	—	—	—	—

(Loss) income before income taxes, reorganization items and minority interests	(11,735)	(6,710)	(11,702)	(6,161)	(19,135)	(3,624)	347	(4,381)

Reorganization items	—	—	—	—	647	—	(808)	(1,237)

Loss before income taxes and minority interest	(11,735)	(6,710)	(11,702)	(6,161)	(18,488)	(3,624)	(461)	(5,618)

Minority interests	406	503	(71)	(147)	1,412	99	(69)	(148)

Loss before income taxes — continuing operations	(11,329)	(6,207)	(11,773)	(6,308)	(17,076)	(3,525)	(530)	(5,767)

(Provision) benefit for income taxes — continuing operations	259	(337)	(75)	(76)	48	(75)	(75)	(76)

Loss from continuing operations	(11,070)	(6,544)	(11,847)	(6,384)	(17,028)	(3,600)	(605)	(5,841)

Discontinued operations:						—	—	—
(Loss) income from discontinued operations before income taxes	(2,694)	2,807	4,601	(702)	522	(46)	(1,836)	(3,243)

Income tax benefit (provision)	—	—	—	—	—	—	—	—

(Loss) income from discontinued operations	(2,694)	2,807	4,601	(702)	522	(46)	(1,836)	(3,243)

Net loss	(13,764)	(3,737)	(7,246)	(7,087)	(16,506)	(3,646)	(2,441)	(9,084)

Preferred stock dividend	—	—	—	—	—	—	(3,818)	(3,776)

Net loss attributable to common stock	$(13,764)	$(3,737)	$(7,246)	$(7,087)	$(16,506)	$(3,646)	$(6,259)	$(12,860)

LODGIAN, INC. AND SUBSIDIARIES
Reconciliation of EBITDA and Adjusted EBITDA (non-GAAP measures) with Loss from Continuing Operations (a GAAP measure)

	2004				2003
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(unaudited)				(unaudited)
	($ in thousands)				($ in thousands)
Continuing operations:
(Loss) income from continuing operations	$(11,071)	$(6,544)	$(11,847)	$(6,384)	$(17,028)	$(3,600)	$(605)	$(5,841)

Depreciation and amortization	6,635	7,066	6,870	6,805	7,194	7,572	7,573	7,422
Fresh start adjustments	—	—	—	—	—	—	—	—

Interest income	(345)	(175)	(80)	(47)	(196)	(72)	(104)	(114)

Interest expense	7,561	7,350	19,920	8,159	7,718	7,665	6,919	6,279

Preferred stock dividends		—	865	4,233	4,285	4,065	4,027	—

Loss on preferred stock redemption	—	4,471	1,592	—	—	—	—	—

Provision (benefit for income taxes — continuing operations	(260)	337	75	76	(48)	75	75	76

EBITDA from continuing operations	$2,520	$13,370	$20,763	$12,894	$1,705	$15,667	$13,858	$7,822

Adjustments to EBITDA:
Post-emergence Chapter 11 expenses, included in corporate and other on consolidated statement of operations	$90	$67	$100	$200	$1,269	$320	$1,000	$2,200

Reorganization expenses	—	—	—	—	(648)	45	800	1,200

Impairment loss	6,809	607	—	—	11,287	2	1,378	—

Gain on asset dispositions	—	—	—	—	(445)	—	—	—

Casualty losses for damage caused to our properties by the hurricanes that hit the Southeastern United States in the third quarter	294	2,019	—	—	—	—	—	—

Adjustments to bankruptcy claims reserves	(38)	—	—	—	(218)	—	—	—

Adjusted EBITDA from continuing operations	$9,675	$16,063	$20,863	$13,094	$12,950	$16,034	$17,036	$11,222

LODGIAN, INC. AND SUBSIDIARIES
Reconciliation of EBITDA and Adjusted EBITDA (non-GAAP measures)
with Net Loss (a GAAP measure) for Three New Held for Sale Assets

2004
(unaudited)
($in thousands)

Net loss	$(6,124)
Depreciation and amortization	430
Interest expense	739

EBITDA	$(4,954)

Adjustments to EBITDA:
Impairment loss	4,460

Adjusted EBITDA	$(493)